UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 3 - INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
1. Name and Address of Reporting Person* HINER, JOHN E. (Last) (First) (Middle)	2. Date of Event Requiring Statement (Month/Day/ Year) 4/8/2003	4. Issuer Name and Ticker or Trading Symbol GEOCOM RESOURCES INC.; OTCBB:GOCM
9443 AXLUND ROAD (Address)		5. Relationship of Reporting Person(s) to Issuer (check all applicable) X Director 10% Owner X Officer (give title below) Other title (specify below) President_______________	6. If Amendment, Date of Original (Month/Day/Year) N/A
3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) N/A
LYNDEN, WASHINGTON, 98264 (City) (State/Prov) (Zip/Postal)			7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
Table 1 Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
COMMON	200,000	D	N/A

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

*  If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM 3 (continued)

Table II Derivative securities Beneficially Owned (e.g.,, puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)	4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
N/A		N/A	N/A	N/A	N/A	N/A	N/A

Explanation of Responses: The reporting person became a Director and the President of the Company as of April 4, 2003. Pursuant to the terms of his management contract, the reporting person acquired 200,000 shares from the former President of the Company, Talal Yassin, for no cash or consideration.
/s/ John E. Hiner _________ **Signature of Reporting Person	April 9, 2003_____ Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).